

September 26, 2012

Via E-mail
Mr. Oliver Bialowons
President
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

>   **Re: SmartHeat Inc.**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
>   **Filed August 20, 2012**
>   **File No. 1-34246**

Dear Mr. Bialowons:

We have reviewed your response letter dated September 6, 2012 and have the following comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 35

1.   We note your response to prior comment three from our letter dated July 20, 2012. Please revise your future interim and annual filings to disclose the information you provided in your response, including quantifying the percentage of your accounts receivable, at December 31, 2011, that has been collected as of the most current balance sheet date.

2.   We note your response to prior comment four from our letter dated July 20, 2012. Please revise your future interim and annual filings to disclose the information you provided in your response including quantifying the percentage of receivables where the contractual terms were adjusted to longer payment terms.

3.   In light of the adjustment to contractual terms to permit longer payment terms for some of your accounts receivable recorded in 2011, please tell us:

   * Whether similar adjustments to payment terms have been made for accounts receivable recorded during the 2012 fiscal year; and if so, please quantify the

percentage of receivables recorded during 2012 where the contractual terms were adjusted to longer payment terms; and

- How you have determined that you have met the "collectability is reasonably assured" criteria for revenue recognition related to such receivables. Refer to SAB Topic 13A.

<u>Item 3.01 Form 8-K filed August 28, 2012</u>

4.   Please tell us the current status of your appeal to NASDAQ's Listing Qualifications Department regarding its decision to delist your securities.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP